T. ROWE PRICE
REALTY INCOME
FUND III

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
JUNE 30, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free
410-625-6500 Baltimore area

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. Rowe Price

FELLOW PARTNERS:

By now you should have received materials requesting your consent to sell T. Rowe Price Realty Income Fund III's interests in its remaining eight properties to Glenborough Realty Trust Incorporated for $35,987,000, and also to complete the liquidation of the Fund. A majority of the Fund's outstanding units must be voted in favor of the proposal for the transaction to proceed.
     As mentioned previously, the Fund has held the properties for the period anticipated when the Fund was organized, and current market conditions appear favorable for a sale. The Fund expects to benefit substantially by selling all of the properties in bulk instead of individually. In particular, the costs of selling each property individually-including sales commissions and other closing-related costs-could be materially higher. Our experience indicates that there could be more negative price adjustments as a result of each buyer's due diligence activities. Also considered was the advantage of limited partners receiving their sales proceeds immediately rather than having them spread over the next several years.
     The price offered by Glenborough should allow the Fund to liquidate its investment for an amount that exceeds the most recent adjusted estimated aggregate value.
     Under the heading "THE TRANSACTION- Recommendations of the General Partner" in the consent materials you received, we discussed in detail the advantages and disadvantages of the Glenborough transaction. After carefully weighing the facts and circumstances associated with this transaction against alternative courses of action, we concluded that the bulk sale to Glenborough and subsequent liquidation of the Fund is an outstanding opportunity to maximize value for investors. Therefore, we recommend that you consent to the proposed transaction by voting now and returning the consent card in the postage-paid envelope, if you have not already done so. Your participation is extremely important, and your response to the solicitation will save your Fund the substantial costs associated with a follow-up mailing. If you have not received your materials, or if you need an additional consent card, please call one of our real estate representatives at 1-800-962-8300.

Real Estate Investments (Dollars in Thousands)
______________________________________________________________

                                 Average       Contri-
                        Leased    Leased      bution to
                        Status    Status     Net Income
                       _________  _______      _______
                                   Six           Six
              Gross               Months       Months
Properties  Leasable               Ended        Ended
Held for      Area     June 30,  June 30,     June 30,
Sale        (Sq. Ft.)   1997    1996  1997  1996    1997
_______     ________    _____    ___   ___   ___     ___

Scripps
  Terrace      56,796     90%   82%    90   %$  94$  134

Tierrasanta   104,236     62   100     62      74     47

Clark Avenue   40,000    100    72     91      42    104

Westbrook
  Commons     121,558     98    94     98     186    271

Winnetka      188,260    100   100    100     176    308

Wood Dale      89,718     70    95     70      61     85

Riverview     113,700    100    98    100     120    205

River Run      92,787     93    93     93     313    310
             ________   ____  ____   ____  ______ ______

              807,055     90    95     90   1,066 1,464

Properties
  Sold              -      -     -      -     (34)   (34)

Fund Expenses
   Less Interest
   Income           -      -     -      -    (121)  (179)
             ________   ____  ____   ____  ______ ______

Total         807,055     90%   95%    90%  $ 911 $1,251

Cash Distributions

Pending the completion of the sale to Glenborough, the Fund has suspended cash distributions from operations. Proceeds from the sale of South Point Plaza were distributed in May. When the distribution of $5.73 per unit is deducted from the December 1996 estimated unit value of $145, the result is $139. Assuming all other properties are sold during the next few months, the General Partner will determine the amount it believes sufficient for the payment of Fund liabilities; the balance of the assets will then be promptly distributed. Based on the negotiated sale price and other information currently available, we expect future distributions to exceed the figure mentioned above.

Results of Operations

The Fund had net income of $1,251,000 for the first six months of 1997, an increase of $340,000 over the comparable period in 1996. This increase is primarily due to a $566,000 decrease in depreciation expense as a result of stopping the depreciation of Fund properties now Held for Sale. The decline in depreciation expense was partly offset by reduced operating revenues at several properties due to lower average occupancy.
  Net income for the quarter ended June 30 increased $312,000 from the same quarter last year. Again, the lack of depreciation expense for the properties accounted for the increase.
  At the property level, the Fund's average leased status declined to 90% from 95% for the comparable year-ago period. The decline was due to the loss of tenants at Tierrasanta and Wood Dale. A new lease for 6% of Tierrasanta has been executed, and two other leases covering the rest of the vacancy at the property are currently being negotiated.

Outlook

As the real estate market has been improving in recent years, we have taken advantage of the opportunity to capture higher prices for portfolio properties. We believe it is in the best interests of investors to liquidate the Fund's portfolio while real estate values continue to strengthen, since the Fund is nearing the end of its planned lifespan. In the normal course of events, as the real estate cycle runs its course, rising property prices usually lead to an increased supply of new properties, which could lead to softer prices sometime later.
  No one can forecast exactly when the real estate market will peak, but we believe it is likely that there will be less capital available to real estate investors in the future and that speculative construction may commence in several markets in which the Fund owns properties. Each of these factors, if they occur, could have a negative impact on the value of our properties.
  Once again we urge you to read the consent solicitation materials and return the card as quickly as possible so that we can proceed with the orderly liquidation of your investment.
  Thank you for your cooperation.

  Sincerely,

  James S. Riepe
  Chairman

August 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands)


                                    June 30,   December 31,
                                      1997          1996
                                   ___________  ____________

Assets

Real Estate Property
  Investments
     Land . . . . . . . . . . .                $    6,882
  Buildings and
     Improvements . . . . . . .                    13,112
                                                 ________

                                                   19,994

  Less: Accumulated Depreciation
     and Amortization . . . . .                    (1,059)
                                                 ________

                                                   18,935
  Held for Sale . . . . . . . .    $   29,652      11,786
                                     ________    ________

                                       29,652      30,721

Cash and Cash Equivalents . . .         3,069       2,468

Accounts Receivable (less
  allowances of $33
     and $131). . . . . . . . .           461         445
Other Assets. . . . . . . . . .            17         318
                                     ________    ________

                                   $   33,199  $   33,952
                                     ________    ________
                                     ________    ________

Liabilities and Partners'
  Capital
Security Deposits and Prepaid
  Rents . . . . . . . . . . . .    $      316  $      439
Accrued Real Estate Taxes . . .           489         450
Accounts Payable and Other
  Accrued Expenses. . . . . . .           262         217
                                     ________    ________

Total Liabilities . . . . . . .         1,067       1,106
Partners' Capital . . . . . . .        32,132      32,846
                                     ________    ________

                                   $   33,199  $   33,952
                                     ________    ________
                                     ________    ________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)


                             Three Months      Six Months
                                 Ended            Ended
                               June 30,         June 30,
                           1997    1996      1997     1996
                           ____    ____      ____     ____

Revenues

Rental Income . . . .   $ 1,409 $  1,666 $  2,811 $ 3,250
Interest Income . . .        37       29       68      75
                       ________ ________ ________________

                          1,446    1,695    2,879   3,325
                       ________ ________ ________________
Expenses

Property Operating
    Expenses. . . . .       221      448      475     868
Real Estate
    Taxes . . . . . .       261      278      527     569
Depreciation and
    Amortization. . .         -      373      155     721
Decline of Property
    Values. . . . . .         -        -       65       -
Management Fee
    to General
    Partner . . . . .       106       51      158      63
Partnership Management
    Expenses. . . . .       105      104      248     193
                       ________ ________ ________________

                            693    1,254    1,628   2,414
                       ________ ________ ________________

Net Income. . . . . .   $   753 $    441 $  1,251 $   911
                       ________ ________ ________________
                       ________ ________ ________________

Activity per Limited
    Partnership Unit

Net Income  . . . . .   $  2.94 $   1.72 $   4.88 $  3.56
                       ________ ________ ________________
                       ________ ________ ________________

Cash Distributions Declared
    from Sale
      Proceeds. . . .   $  5.73          $   5.73
    from
      Operations. . .         - $   2.00        - $  4.00
                       ________ ________ ________________

Total Distributions
    Declared. . . . .   $  5.73 $   2.00 $   5.73 $  4.00
                       ________ ________ ________________
                       ________ ________ ________________

Units
    Outstanding . . .   253,599  253,599  253,599 253,599
                       ________ ________ ________________
                       ________ ________ ________________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)

                                General   Limited
                                Partner  Partners    Total
                               ________  ________  ________

Balance, December 31,
    1996. . . . . . . . . . .   $   (198)$ 33,044 $32,846

Net Income. . . . . . . . . .         13    1,238   1,251

Cash Distributions. . . . . .         (5)  (1,960) (1,965)
_______ . . . . . . . . . . .   _______   _______

Balance, June 30, 1997. . . .   $  (190) $ 32,322 $32,132
                                 _______  _______ _______
                                 _______  _______ _______

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)


                                         Six Months Ended
                                             June 30,
                                        1997        1996
                                      _________    _________

Cash Flows from Operating
    Activities
Net Income. . . . . . . . . . . . .  $   1,251    $   911
Adjustments to Reconcile
    Net Income to Net Cash
      Provided by Operating Activities
         Depreciation and
           Amortization . . . . . .        155        721
         Decline of Property
           Values . . . . . . . . .         65          -
         Change in Accounts
           Receivable, Net of
           Allowances . . . . . . .        (16)       162
         Change in Other
           Assets . . . . . . . . .         28       (121)
         Decrease in Security
           Deposits and Prepaid
           Rents. . . . . . . . . .       (123)       (18)
         Increase in Accrued Real
           Estate Taxes . . . . . .         39         90
         Change in Accounts Payable
           and Other Accrued
           Expenses . . . . . . . .         45       (157)
                                      ________   ________

Net Cash Provided by Operating
    Activities. . . . . . . . . . .      1,444      1,588
                                      ________   ________

Cash Flows from Investing Activities

Proceeds from Property Disposition       1,453          -
Investments in Real Estate. . . . .       (331)      (517)
                                      ________   ________

Net Cash Provided by (Used in)
    Investing Activities. . . . . .      1,122       (517)
                                      ________   ________

Cash Flows Used in Financing Activities

Cash Distributions. . . . . . . . .     (1,965)    (2,132)
                                      ________   ________

Cash and Cash Equivalents

Net Increase (Decrease) during
    Period  . . . . . . . . . . . .        601     (1,061)
At Beginning of Year. . . . . . . .      2,468      3,436
                                      ________   ________

At End of Period. . . . . . . . . .  $   3,069    $ 2,375
                                      ________   ________
                                      ________   ________

See the accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned a partnership management fee of $158,000 during the first six months of 1997.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $61,000 for communications and administrative services performed on behalf of the Partnership during the first six months of 1997.
    An affiliate of the General Partner earned a normal and customary fee of $2,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first six months of 1997.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first six months of 1997 totaled $60,000.
    An affiliate of LaSalle earned $13,000 in the first six months of 1997 as property manager for several of the Partnership's properties.

NOTE 2 - PROPERTY DISPOSITION

On April 8, 1997, South Point Plaza, a shopping center in which the Partnership had a 50% interest, was sold and the Partnership received net proceeds of $1,453,000. The net book value of the Partnership's interest in this property at the date of disposition was also $1,453,000 after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.

NOTE 3 - PROPERTIES HELD FOR SALE

On April 11, 1997, the Partnership and its consolidated ventures entered into contracts with a buyer for the sale of all of its real estate property investments at a price of $35,987,000 before selling expenses. The transactions are subject to the approval of the Limited Partners. If the transactions close, the Partnership will have sold all of its real estate properties and will begin liquidation.